

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 4, 2024

Edward Kovalik
Chief Executive Officer
Prairie Operating Co.
602 Sayer Street, Suite 710
Houston, TX 77007

> **Re: Prairie Operating Co.**
> **Form 10-K/A for the Fiscal Year Ended December 31, 2023**
> **Filed March 20, 2024**
> **File No. 001-41895**

Dear Edward Kovalik:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K/A for the Fiscal Year Ended December 31, 2023

Business
Summary of Our Reserve Estimates, page 8

1. Tell us why the 151,824.9 MBoe in total possible undeveloped reserves as disclosed on page 8 and in the reserve report filed as Exhibit 99.1 meet all of the requirements necessary to be classified as reserves at December 31, 2023. As part of your response, please provide us with an analysis and documentation in sufficient detail to address each of the points in Rule 4-10(a)(26) and (a)(31)(ii) of Regulation S-X.

2. Please supplementally provide us with the grand summary cash flow table for the possible undeveloped reserves reflecting 15 years of tabular data including the gross well count, gross and net reserves, gross and net revenue, future development and production costs, undiscounted or net operating income and present worth discounted at 10% by year for the reserves reports as of December 31, 2023 relating to Prairie Operating Co. Interests in the Initial Genesis Assets.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Sandra Wall, Petroleum Engineer, at (202) 551-4727 or John Hodgin, Petroleum Engineer, at (202) 551-3699 with any questions regarding the comments. Please contact Craig Arakawa, Branch Chief, at (202) 551-3650 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation